UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                Gravity Co., Ltd.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

        Shares of Common Stock in the form of American Depository Shares*
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                        Attention: Andrew L. Wright, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 1, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                         Page 2 of 9 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]

                                                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               541,984.25*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  541,984.25*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          541,984.25*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,7744,053 American Depository Shares ("ADSs") representing 436,013.25 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                         Page 3 of 9 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Leveraged Master Fund Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]

                                                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               7,311.75*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  7,311.75*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,311.75*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

--------
* Represents 29,247 ADSs.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                         Page 4 of 9 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]

                                                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               549,296*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  549,296*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          549,296*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                         Page 5 of 9 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JWM Capital LLC
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]

                                                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               549,296*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  549,296*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          549,296*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                      ----------------------
CUSIP No. 38911N107                                         Page 6 of 9 Pages
-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]

                                                                        (b) [ ]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
    NUMBER OF          7    SOLE VOTING POWER

     SHARES                 -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               549,296*
                    ------- ---------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ---------------------------------------------------
     PERSON            10   SHARED DISPOSITIVE POWER

      WITH                  549,296*
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          549,296*
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

--------
* Includes 105,971 shares of Common Stock and 1,773,300 ADSs representing 443,325 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D              Page 7 of 9 Pages


         This Amendment No. 3 (this "Amendment No. 3") further amends and supplements the Schedule 13D dated March 28, 2006 filed by Moon Capital Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to Schedule 13D dated May 4, 2006 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D dated May 23, 2006 ("Amendment No. 2") filed by Moon Capital Master Fund Ltd., Moon Capital Leveraged Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (collectively, the "Reporting Persons") in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1, Amendment No. 2 and/or the Schedule 13D.


Item 2.  Identity and Background.

         The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Ramius Capital Group, LLC and certain of its affiliates (collectively the "Ramius Entities") and certain actions as to the matters more fully described in
Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to the Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 1,591,456 ADSs and 105,973 shares of Common Stock representing in the aggregate approximately 7.3% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof:

         On June 1, 2006, the Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") filed a petition for an injunction with the Seoul Central District Court against Gravity to exercise its shareholder's rights under Korean law to inspect the financial documents of Gravity, including with respect to certain related party transactions among Gravity, GungHo Online Entertainment ("GungHo"), SOFTBANK Corp. ("SOFTBANK") and certain affiliates of GungHo and SOFTBANK. A copy of the press release of the Committee dated June 1, 2006

CUSIP NO. 38911N107               SCHEDULE 13D               Page 8 of 9 Pages


announcing the filing of the petition is attached as Exhibit 4 hereto and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         Section C of Item 5 is hereby supplemented by the following information:

         Except as previously reported by the Reporting Persons on the Schedule 13D, Amendment No. 1 and Amendment No. 2, no transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the Schedule 13D, in the Common Stock or ADSs of Gravity during the 60 days prior to the date of this Amendment No. 3 to Schedule 13D.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement Pursuant to Rule 13d-1(k) is incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D.

Exhibit 2. Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities is incorporated by reference to Exhibit 2 to Schedule 13D.

Exhibit 3.     Press Release dated May 24, 2006 is incorporated by reference to
               Exhibit 3 to Amendment No. 2 to Schedule 13D.

Exhibit 4.     Press Release dated June 1, 2006.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated: June 1, 2006                  /s/ John W. Moon
                                     -------------------------------------------
                                     John W. Moon,
                                     individually and as managing member of
                                     JWM Capital LLC,
                                     for itself and as the general partner of
                                     Moon Capital Management LP,
                                     for itself and as the investment manager of
                                     Moon Capital Master Fund Ltd. and
                                     Moon Capital Leveraged Master Fund Ltd.